[LETTERHEAD OF MORRIS, MANNING & MARTIN, LLP]

July 10, 2015	Heath D. Linsky
404-504-7691
hdl@mmmlaw.com
www.mmmlaw.com

VIA ELECTRONIC SUBMISSION

Sonia Gupta Barros

Assistant Director

Securities and Exchange Commission

100 F Street, NE, Main Filing Desk

Washington, DC 20549

RE:	NexPoint Multifamily Realty Trust, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed January 22, 2015

File No.: 333-200221

Dear Ms. Barros:

On behalf of NexPoint Multifamily Realty Trust, Inc., (the “Company”), please find transmitted herewith for filing, Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2015 (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Registration Statement is being filed in response to comments of the Commission’s staff (the “Staff”) set forth in the Staff’s letter dated February 9, 2015. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter. References to page numbers (other than in headings taken from the Staff’s letter) are to pages of the Prospectus (the “Prospectus”) portion of the Registration Statement.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

Experts, page 173

Comment No. 1: Please clarify to us why you have disclosed that there were no disagreements with your former auditor after the date of dismissal.

Response: The Company advises the Staff that, as disclosed on pages 174 and 175 of the Prospectus under the heading “Experts,” the Company did not formally dismiss its prior auditor, PricewaterhouseCoopers LLP (“PwC”), until December 1, 2014. Prior to such date, on October 10, 2014, the Company engaged KPMG LLP, the Company’s current auditor. Since the dismissal of PwC did not take place until December 1, 2014, however, PwC’s engagement as the independent registered public accounting firm for the Company continued until such date, notwithstanding the fact that the Company engaged KPMG prior to such time. The Company respectfully submits that the disclosure included on pages 174-175 of the Prospectus and the timeframe of November 20, 2013 to December 1, 2014 is consistent with the requirements of Item 304(a)(iv) of Regulation S-K.

Exhibit 16.1

Comment No. 2: The letter included in this exhibit serves only to confirm that the client auditor relationship has ceased. This letter does not meet the requirements of Item 304(a)(3) of Regulation S-K. Please obtain and file a letter from your former auditor stating whether or not it agrees with the disclosures that you have made.

Response: Attached to the Registration Statement as Exhibit 16.1 is a letter from PwC, the Company’s former auditor, that meets the requirements of Item 304(a)(3) of Regulation S-K.

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Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7691.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

Enclosures

cc:	Brian Mitts

Owen Pinkerton, Esq.

Michael P. Williams, Esq.